30.

04035929

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Consolidated Global Cable Systems

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
AUG 03 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 2306

FISCAL YEAR 2-29-04

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 8/2/04

Consolidated Financial Statements of

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Year ended February 29, 2004 and February 28, 2003

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Consolidated Global Cable Systems, Inc. as at February 29, 2004 and February 28, 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 29, 2004 and February 28, 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Vancouver, Canada

June 14, 2004

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Consolidated Balance Sheets

		February 29, 2004		February 28, 2003
Assets				
Current assets:				
Cash	$	11,371	$	1,138
Amounts receivable		1,563		1,648
		12,934		2,786
Cable distribution licences (note 3)		1		1
	$	12,935	$	2,787
Liabilities and Shareholders' Deficiency				
Current liabilities:				
Accounts payable and accrued liabilities	$	53,724	$	30,668
Due to related parties (note 5)		206,851		322,494
		260,575		353,162
Shareholders' deficiency:				
Share capital (note 6)		7,358,260		7,113,503
Deficit		(7,605,900)		(7,463,878)
		(247,640)		(350,375)
	$	12,935	$	2,787

Going concern (note 1)
Commitments and contingencies (notes 4 and 7)
Subsequent event (note 4)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

____________________ Director

____________________ Director

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Consolidated Statements of Operations and Deficit

	Year ended February 29, 2004	Year ended February 28, 2003
Administrative expenses:		
Consulting (note 5)	$ 18,000	$ 18,000
Filing fees	4,413	5,220
Management fees (note 5)	32,635	45,075
Miscellaneous	241	461
Office	33,732	46,709
Printing	301	419
Professional fees	47,948	44,952
Transfer agent	4,752	3,751
Travel and entertainment (note 5)	-	26,242
Loss for the year	(142,022)	(190,829)
Deficit, beginning of year	(7,463,878)	(7,273,049)
Deficit, end of year	$ (7,605,900)	$ (7,463,878)
Basic and diluted loss per share (note 6(e))	$ (0.05)	$ (0.08)

See accompanying notes to consolidated financial statements.

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Consolidated Statements of Cash Flows

		Year ended February 29, 2004		Year ended February 28, 2003
Cash provided by (used in):				
Operations:				
Loss for the year	$	(142,022)	$	(190,829)
Changes in non-cash operating working capital:				
Amounts receivable		85		17
Accounts payable and accrued liabilities		23,056		11,557
		(118,881)		(179,255)
Financing:				
Due to related parties		(115,643)		132,635
Issuance of shares		244,757		-
		129,114		132,635
Increase (decrease) in cash		10,233		(46,620)
Cash, beginning of year		1,138		47,758
Cash, end of year	$	11,371	$	1,138
Supplementary cash flow information:				
Interest paid	$	-	$	-
Income taxes paid		-		-

See accompanying notes to consolidated financial statements.

1. Going concern:

Consolidated Global Cable Systems, Inc. (the "Company") was incorporated under the Company Act (British Columbia) (now the British Columbia Corporations Act). Its principal business activity has been the development of cable distribution licence opportunities in Eastern Europe, primarily Bulgaria (note 3). The Company is currently investigating opportunities in other industries and other regions. On August 25, 2001, the Company was designated inactive by the TSX Venture Exchange (the "Exchange") for not meeting the minimum maintenance requirements of the Exchange.

To February 29, 2004, the Company has generated no revenues and has incurred significant operating losses. At February 29, 2004, the Company had a working capital deficiency and a shareholders' deficiency of approximately $248,000 (2003 - $350,000). These financial statements have been prepared on the going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The operations of the Company have been primarily funded by the issuance of share capital, advances from related parties, and the deferral of payment of consulting and management fees to related parties. The continuing operations of the Company are dependent on its ability to receive continued financial support from related parties, complete sufficient public equity financing, and, ultimately, to generate profitable operations. Failing to continue as a going concern would require that assets and liabilities be presented on a liquidation basis, which values would differ materially from a going concern basis.

2. Significant accounting policies:

(a) Basis of presentation:

These financial statements include the accounts of the Company and its wholly owned British Columbia and Bulgarian subsidiaries.

(b) Cable distribution licences:

Cable distribution licences, which were acquired from arm's-length parties, are initially recorded at cost and amortized over the remaining term of the licences, beginning in the year that cable operations commence. Costs incurred to develop new licences are expensed as incurred. Management reviews the underlying value of the cable licences on an on going basis and records provisions when this value is less than the book value recorded in the accounts. The Company wrote down the licences to a nominal amount in a prior fiscal year.

2. Significant accounting policies (continued):

(c) Stock-based compensation:

The Company grants stock options under Exchange rules.

Effective March 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants' (the "CICA") new handbook section 3870, "*Stock-Based Compensation and Other Stock-Based Payments*". Under the new standard, stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after March 1, 2002, are accounted for using the fair value based method. No compensation cost is required to be recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital and contributed surplus. The Company discloses the pro forma effect of accounting for these awards under the fair value based method. The adoption of this new standard has resulted in no changes to amounts previously reported.

Prior to this change, no compensation expense was recorded at the time options were granted, when the options were granted at market prices. Any consideration paid by employees or directors on exercise of stock options was credited to share capital.

(d) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and losses carried forward. Future income tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(e) Loss per share:

Loss per share is calculated using the weighted average number of shares outstanding during the year (note 6(e)). Diluted loss per share is the same as basic loss per share as the effect of outstanding options and warrants on basic loss per share would be anti-dilutive.

(f) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the collectability of advances and the recoverability of costs relating to cable distribution licences. Actual results could differ from those estimates.

2. Significant accounting policies (continued):

(g) Foreign currency translation:

Transactions of the Company and its subsidiaries that are denominated in foreign currencies are recorded in Canadian dollars at exchange rates in effect at the related transaction dates. Monetary assets and liabilities denominated in foreign currencies are adjusted to reflect exchange rates at the balance sheet date. Exchange gains and losses arising on the translation of monetary assets and liabilities are included in the determination of operations for the year.

(h) Financial instruments:

The fair values of cash, amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short term to maturity of the instruments. It is not practicable to determine the fair value of amounts due to related parties due to their related party nature and the absence of a market for such amounts.

(i) Comparative figures:

Certain of the prior year's comparative figures have been reclassified to conform with the presentation adopted for the current year.

3. Cable distribution licences:

On December 8, 1994, the Company acquired, from Globo, Ltd. ("Globo"), a 76% interest in a company which holds cable distribution licences for fourteen cities in Bulgaria, including Sofia. During 1996, the Company entered into an agreement in principle to transfer its interest in these licences to a newly formed joint venture (note 7), which transfer has not yet occurred.

During 1995, the Company entered into an agreement to purchase 100% of Union Television Ltd. ("Union") which owns cable distribution licences in fourteen cities in Bulgaria, including Plovdiv. Pursuant to the agreement, the Company is required to obtain funding to develop and operate cable systems under these licences. To February 29, 2000, the Company had not yet completed the purchase but had advanced $387,430 under this agreement, which amount was classified as advances on cable distribution licences.

3. Cable distribution licences (continued):

The Company has also incurred substantial expenditures with respect to the potential acquisition of cable distribution licences in Bulgaria and in Slovakia. The Company received a ten year licence with an expiry date of February 16, 2004, for the construction and use of a cable distribution system for radio and television signals for the City of Veliko Tarnovo, Bulgaria. The licence for the City of Veliko Tarnova was recorded at a nominal amount. No licences have yet been obtained in Slovakia. The cumulative expenses incurred to February 29, 2000 in pursuit of licences in Bulgaria and Slovakia are as follows:

Bulgaria:	
Consulting fees	$ 1,569,511
Travel and entertainment	1,686,459
Office and equipment	245,786
Professional fees	516,552
Salaries	167,889
	4,186,197
Slovakia:	
Travel and entertainment	163,461
Office and equipment	27,398
Consulting fees	44,554
Professional fees	10,485
	245,898
	$ 4,432,095

Due to the inactivity of the agreements with Globo and Union, and the uncertainty of recoverability of the deferred costs on the licences, the Company wrote down the cable distribution licences to a nominal amount in fiscal 1999 and wrote off the advances on cable distribution licences in fiscal 2000. No further expenses have been incurred on the licenses since February 29, 2000.

4. Advances on partnership agreement:

On September 20, 1996, the Company entered into an agreement, subject to regulatory approval, to form a partnership with Boston Telecommunications Group, Inc. (the "Boston Group"), a Delaware corporation, to develop the Company's cable television project in Bulgaria.

Under the terms of the partnership agreement, the Company and the Boston Group were to be equal partners in the partnership, with the Boston Group agreeing to provide US$250,000 in cash to the Company (which sum has been advanced) and assume the obligation of the Company to pay US$2 million to Intergroup Bulgaria Ad for the purchase of Union Television Ltd. (note 3), as announced April 17, 1996. Of the purchase price, US$200,000 has been paid by the Boston Group.

4. Advances on partnership agreement (continued):

The Boston Group had advanced the US$250,000 referred to above to the Company prior to acceptance for filing of the partnership agreement by the Exchange. If the partnership agreement is not completed as proposed, the amounts advanced to date by the Boston Group have no specific terms of repayment.

This agreement has been inactive since 1997.

Based on the inactivity of this agreement and the agreements regarding the cable distribution licences (note 3), and a legal opinion by the Company's solicitor in this matter, during fiscal 2000, the Company wrote-off the advances on partnership agreement in connection with the write-off of the advances on the related cable distribution licences.

In December 2002, the Company was named as a defendant in a lawsuit initiated by the Boston Group in the Federal Court for the District of San Francisco in the State of California (the "Court") in connection with US$550,000 advanced by the Boston Group under the above partnership agreement, amongst other matters. On June 6, 2003, the actions against the Company were dismissed by the Court in favour of arbitration under the terms of the partnership agreement. On May 13, 2004, the Boston Group filed an appeal of the Court order. The outcome of this appeal and the outcome of arbitration, should the Boston Group choose to pursue arbitration, is not determinable at this time.

5. Due to related parties:

The Company was charged management fees of $32,635 (2003 - $45,075) by an officer and director, and consulting fees of $18,000 (2003 - $18,000) were paid to another officer and director during fiscal 2004. In addition, the Company reimbursed a director and officer for travel and other expenses incurred on behalf of the Company in the amount of $26,242 during fiscal 2003.

Amounts due to related parties are non-interest bearing and without specific terms of repayment.

6. Share capital:

(a) Authorized:

100,000,000 shares without par value

(b) Issued and outstanding:

	Number of shares	Amount
Balance, February 28, 2002 and 2003	2,302,321	$ 7,113,503
Issued during the year:		
By way of a private placement	1,125,000	112,500
On exercise of warrants (note 6(c))	322,580	132,257
Balance, February 29, 2004	3,749,901	$ 7,358,260

During fiscal 2004, the Company issued 1,125,000 units by way of a private placement at $0.10 per unit. Each unit consisted of one common share and one share purchase warrant exercisable at $0.11 for one year.

(c) Share purchase warrants:

The continuity of share purchase warrants for fiscal 2004 and 2003 is as follows:

Expiry dates	Exercise prices	Balance February 28, 2003	Issued	Exercised	Expired	Balance February 29, 2004
November 28, 2003	$ 0.41	322,580	-	(322,580)	-	-
November 18, 2004	$ 0.11	-	1,125,000	-	-	1,125,000
		322,580	1,125,000	(322,580)	-	1,125,000
Weighted average exercise price		$ 0.41	$ 0.11	$ 0.41	-	$ 0.11

Expiry dates	Exercise prices	Balance February 28, 2002	Issued	Exercised	Expired	Balance February 28, 2003
March 2, 2002	$ 1.10	200,000	-	-	(200,000)	-
November 28, 2003	$ 0.41	322,580	-	-	-	322,580
		522,580	-	-	(200,000)	322,580
Weighted average exercise price		$ 0.67	-	-	$ 1.10	$ 0.41

6. Share capital (continued):

(d) Stock options:

Pursuant to the policies of the Exchange, the Company may grant incentive stock options to its officers, directors, employees and consultants. Exchange policies permit the Company's directors to grant incentive stock options for the purchase of shares of the Company to persons in consideration for services. Stock options must be non-transferable and the aggregate number of shares that may be reserved for issuance pursuant to stock options may not exceed 10% of the issued shares of the Company at the time of granting and may not exceed 5% to any individual. The exercise price of stock options is determined by the board of directors of the Company at the time of grant and may not be less than the closing price of the Company's shares on the day immediately preceding the date on which the option is granted and publicly announced, and may not otherwise be less than $0.10 per share. Options have a maximum term of five years and terminate 30 days following the termination of the optionee's employment, except in the case of retirement, death or disability, in which case they terminate one year after the event. Vesting of options is made at the time of granting of the options at the discretion of the board of directors. Once approved and vested, options are exercisable at any time.

The Company did not grant any stock options during the year ended February 29, 2004 and February 28, 2003.

(e) Loss per share:

(*i*) Basic:

	2004			2003		
	Loss available to shareholders	Weighted average shares outstanding	Per share amounts	Loss available to shareholders	Weighted average shares outstanding	Per share amounts
Calculation of basic loss per share	$ 142,022	2,664,216	$ 0.05	$ 190,829	2,302,321	$ 0.08

(*ii*) Diluted:

As the effect of dilutive securities on basic loss per share is anti-dilutive, diluted loss per share is the same as basic loss per share. However, if diluted loss per share had been presented, for the year ended February 29, 2004, nil options (2003 - nil options) and 1,125,000 warrants (2003 - 322,580) would not have been included in the calculation of weighted average common shares outstanding for purposes of diluted per share amounts, as the exercise prices exceeded the average market price for the year.

7. Commitments and contingencies:

(a) On August 31, 1995, the Company entered into an agreement with United & Phillips Communications BV ("UPC"), Tevel Israel International Communications Ltd. ("Tevel") and Bezeq Israel Telecommunications Company Ltd. ("Bezeq") for the formation of a joint venture (the "Joint Venture") to develop, initially, cable television distribution systems in Bulgaria, and possibly other telecommunications projects at a later date. All parties have agreed to transfer their existing telecommunications activities in Bulgaria to the Joint Venture, such activities to include television and radio broadcast (which includes cable television, Multipoint Multichannel Distribution Systems and off-air television), local telephony (via cable, fibre-optic lines or other hard wiring), cellular telephony, paging and Personal Communications Systems. The Company was to contribute its interest in the cable distribution licences referenced in note 3 in exchange for a 16% interest in the Joint Venture. The Company may, under certain conditions, increase its interest in the joint venture to 23.6% for no additional consideration.

To date, the Company has received advances of US$100,000 from each of UPC and Tevel with these funds having been applied towards the development of the cable television opportunity in Bulgaria. These amounts will be applied towards UPC's and Tevel's equity participation in Bulgaria under the terms of the joint venture agreement referenced above. Accordingly, the Company has treated these amounts as a reimbursement of licence acquisition expenditures. Under the terms of the Agreement, both UPC and Tevel may withdraw from the Joint Venture under certain conditions. If either UPC or Tevel elect to withdraw from the Joint Venture, the amount received from such withdrawing party is to be considered a loan to the Joint Venture and the Company remains contingently liable to repay such amounts to either UPC or Tevel in the event the Joint Venture is unable to repay.

The agreement has been inactive since 1997.

(b) The Company has entered into a verbal understanding to pay a third party approximately US$350,000 for services performed when, and if, the third party is able to secure additional financing for the Bulgarian cable television project.

8. Income taxes:

Substantially all of the difference between the actual income tax expense (recovery) of nil and the expected B.C. statutory corporate income tax expense (recovery) relates to losses not recognized.

8. Income taxes (continued):

The significant components of the Company's future income tax assets and liabilities are as follows:

	2004	2003
Future income tax assets:		
Cable distribution licences	$ 1,805,000	$ 1,805,000
Losses carried forward	269,000	293,000
Total future income tax assets	2,074,000	2,098,000
Valuation allowance	(2,074,000)	(2,098,000)
	$ -	$ -

At February 29, 2004, the Company has Canadian operating losses of approximately $756,000 that expire at various dates to 2011 and approximately $4,823,000 of cable distribution licence costs in Bulgaria available until the licence term expires in 2004. The Company also has approximately $246,000 of cable distribution licence costs in Slovakia for which no licences have been obtained.

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED FEBRUARY 29, 2004

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and related notes for the year ended February 29, 2004. All dollar amounts are stated in Canadian funds. This discussion is based on information available as at July 19, 2004.

Overview

During the period under review, Consolidated Global Cable Systems, Inc. (the "Company") continued to pursue potential investment opportunities on an international basis, primarily in the resource exploration sector.

In December, 2002 a lawsuit was initiated against the Company in the Federal Court for the District of San Francisco in California by the Boston Group with respect regard to a partnership agreement entered into with the Boston Group in September, 1996, and other matters. This action was dismissed by the court in June, 2003.

On February 12, 2003 trading in the shares of the Company was halted for the announcement of an agreement to acquire certain mineral property assets (the "Mungana Project") currently owned by Queensland Epithermal Minerals Limited ("QEM"), a private company incorporated in Australia. The Mungana project encompasses 167 square kilometers in four exploration tenements and an additional 211 square kilometers in registered tenement applications west of Cairns in northern Queensland, Australia. Acquisition of the Mungana project would have constituted a reverse-takeover ("RTO") under the policies of the TSX Venture Exchange.

To complete the acquisition, GCS intended to implement a one for two (1:2) share consolidation and issue 4,250,000 post-consolidation common shares to the shareholders of QEM in exchange for the Mungana project. As a condition of closing of the RTO, GCS was required to complete an equity financing of $1,350,000 to fund exploration of the Mungana project.

On July 11, 2003, the Company was notified by QEM of the termination of the proposed acquisition from QEM of the Mungana project.

At the Annual General Meeting of the Company held on August 28, 2003 the shareholders of the Company approved a one new for two old (1:2) share consolidation and a change of name to "GCS Global Venture Corp." Mr. George Mainas, Mr. Stuart Rogers and Mr. C. Hugh Maddin were re-elected as directors. Following the meeting, George Mainas was re-appointed as President, with Ms. Patricia Rogers agreeing to serve as secretary.

The Company resumed trading on the NEX board of the TSX Venture Exchange on August 18, 2003 under the new trading symbol "GCS.H".

On October 15, 2003 management of the Company announced that they would not be proceeding with the proposed 1:2 share consolidation at the present time. In November, 2003 the Company completed a private placement of 1,125,000 units at a price of $0.10 per unit, with each unit consisting of one share

Selected Annual Information

Year ended February 28	**2004**	**2003**	**2002**
Revenue	Nil	Nil	Nil
Loss before Extraordinary Items	$ 142,022	$ 190,829	$ 181,088
Per Share	$ 0.04	$ 0.08	$ 0.09
Net Loss	$ 142,022	$ 190,829	$ 181,088
Per Share	$ 0.04	$ 0.08	$ 0.09
Total assets	$ 12,935	$ 2,787	$ 49,424
Long-Term Liabilities	Nil	Nil	Nil

The Net Loss of the Company was comparable between fiscal 2003 fiscal 2002, with the decrease in the loss in fiscal 2004 primarily due to a reduction in management fees and rent charges during the year ended February 29, 2004.

Summary of Quarterly Results

	Q4-04	**Q3-04**	**Q2-04**	**Q1-04**	**Q4-03**	**Q3-03**	**Q2-03**	**Q1-03**
Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss ($)	$ 41,410	$ 24,707	$ 51,204	$ 24,701	$ 41,504	$ 29,192	$ 54,100	$ 66,033
Per Share	$ 0.011	$ 0.010	$ 0.022	$ 0.011	$ 0.018	$ 0.013	$ 0.023	$ 0.029

Quarterly losses during the fiscal year ended February 28, 2003 were relatively constant with the exception of the first and second quarters of fiscal 2003, when the Company incurred additional professional fees for the review of potential acquisitions. Quarterly losses during the year ended February 29, 2004 were also relatively consistent with the exception of the second quarter of fiscal 2004 when additional legal fees were incurred due to legal costs related to a lawsuit initiated in the Federal Court for the District of San Francisco in California by the Boston Group with regard to a partnership agreement entered into with the Boston Group in September, 1996.

Liquidity and Capital Resources

At February 19, 2004 the Company had a working capital deficiency of $247,641 and cash on hand of $11,371. This compares to a working capital deficiency of $350,376 and cash of $1,138 at the prior year-end of February 28, 2003.

Cash increased by $10,023 during the year ended February 29, 2004. This increase in cash and working capital was the result of negative cash flow from operations of ($118,881) and a reduction of $115,643 in the amount due to related parties, offset by receipt of $112,500 from a private placement and $132,257 from the exercise of warrants.

The Company will be required to raise additional funds to fund it's ongoing operating expenses. There are currently 1,125,000 share purchase warrants exercisable at $0.11 that may result in the Company receiving up to $123,750 if they are exercised prior to their expiry on November 18, 2004. Under the rules of the NEX Board of the TSX Venture Exchange, the Company is unable to issue more than approximately 300,000 shares until after the one year anniversary in of its last private placement in November, 2004. Until that time, the Company will be dependent on advances from related parties or the receipt of funds from the exercise of warrants to maintain its activities.

Cash flow to date has not satisfied the Company's operational requirements. The development of the Company in the future depends on the Company's ability to obtain additional financing. In the past, the Company has relied on the sale of equity securities and advances from related parties to meet its cash requirements. Future developments will depend on the Company's ability to obtain financing through joint venturing of projects, debt financing, equity financing or other means. There can be no assurance that the Company will be successful in obtaining any such financing or in joint venturing its projects.

Related Party Transactions

During the year, the Company accrued management fees totalling $32,635 to the President of the Company.

In addition, the Company paid consulting fees of $18,000 to a private company controlled by the Chief Financial Officer of the Company for the provision of administrative services.

Investor Relations

No investor relations activities were undertaken during the period.

Subsequent Events

In June, 2004 the Company was notified by legal counsel in California that an appeal has been filed with U.S. Court of Appeals for the Ninth Circuit in San Francisco with respect to the legal proceeding against the Company that had previously been initiated by the Boston Group in December 2002 with respect to funds advanced to the Company in 1996 under the terms of a partnership agreement between the parties. This action had previously been dismissed by the Federal Court for the District of San Francisco on June 6, 2003 and management of the Company is of the opinion that this appeal is without merit.

Disclaimer

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. It should be read in conjunction with all other disclosure documents provided by the Company. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

Certain statements contained in this document constitute "forward-looking statements". Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressly stated or implied by such forward-looking statements. Such factors include, among others, the following: foreign operations and foreign government regulations, competition, uninsured risks, capitalization requirements, commercial viability, and the requirement for obtaining permits and licenses for the Company's operations in the jurisdictions in which it operates.

Form 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, George Mainas, President of CONSOLIDATED GLOBAL CABLE SYSTEMS, INC., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification Of Disclosure In Issuer's Annual And Annual Filings*) of CONSOLIDATED GLOBAL CABLE SYSTEMS, INC. (the issuer) for the period ending February 29, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;
    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
    (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent annual period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: July 19, 2004

"GEORGE MAINAS"

President